UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Angela Wang
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

Re: Linkage Global Inc
Registration Statement on Form F-1
Filed August 18, 2025
File No. 333-289688

Dear Angela Wang:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please revise the cover page to disclose the Conversion Price of the Initial Note and Additional Notes and explain the basis for such price. Please also briefly summarize the Conversion Price reset and Alternate Conversion Price provisions of the Notes and clearly disclose that as a result of such terms, the number of issuable Class A ordinary shares underlying the Notes increases as the market price falls below the applicable conversion price.

Prospectus Summary
Private Placement of Notes, page 7

2. Please disclose the maximum number of shares that could be issued to, and the total possible profit to be realized by, the Selling Stockholder pursuant to the Initial Note as

a result of the Conversion Price reset and Alternate Conversion Price provisions. Present this assuming the current trading price, the floor price, and prices between the current trading price and floor price.

Risk Factors, page 12

3. Please significantly expand your risk factor disclosure to highlight the specific ways in which the terms of the Initial Note and Additional Notes may contribute to substantial dilution to existing stockholders and adjust upward the number of Class A ordinary shares underlying the Notes. For example, please (i) identify the percentage of your outstanding shares that you are seeking to register for resale; (ii) disclose that the Conversion Price reset and Alternative Conversion Price provisions guarantee that the Selling Stockholder may acquire a shares at a discount to market price and explain how this may impact its motivations to sell such shares and (iii) explain that the number of shares issuable upon conversion of the Notes increases as the stock price of the Class A ordinary shares falls further below the initial Conversion Price.

If we cannot continue to satisfy the continued listing requirements . . ., page 27

4. Please revise here to discuss how the Notes and underlying ordinary shares may adversely impact the market price of the Class A common stock. For example, please explain whether the offering could cause the price of your Class A ordinary shares to fall below the minimum bid price and result in your shares being delisted from Nasdaq.

General

5. Please provide us with a detailed legal analysis as to why you believe it is appropriate to register the resale of the shares underlying the Additional Notes. In this regard, we note your disclosure that "[t]he 80,161,943 Class A Ordinary Shares being offered by the Selling Shareholder are those issuable to the Selling Shareholder upon conversion of the Initial Note and additional Notes, if issued (emphasis added)." As not all of the Notes are issued, outstanding and fully funded, it appears that the predicate transactions to the contemplated resale of the Class A ordinary shares underlying the Additional Notes have not been completed. For guidance, please refer to Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, revise the registration statement to register only those shares that are issuable under the Initial Note.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shane Wu